UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 23, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Scopus BioPharma Inc.

File No. 024-11228 - CF#37539

Scopus BioPharma Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibit to an Offering Statement on Form 1-A filed on June 24, 2020, as amended.

Based on representations by Scopus BioPharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

   Exhibit 6.17   through August 13, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Chief, Office of Life Sciences